Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Espre Technologies, Inc.
1775 Tysons Blvd
Tysons, VA 22102
https://espretech.com/

Up to $1,069,999.50 in Class B Non-Voting Common Stock at $1.50
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Espre Technologies, Inc.
Address: 1775 Tysons Blvd, Tysons, VA 22102
State of Incorporation: DE
Date Incorporated: July 24, 2018

Terms:

Equity

Offering Minimum: $9,999.00 | 6,666 shares of Class B Non-Voting Common Stock
Offering Maximum: $1,069,999.50 | 713,333 shares of Class B Non-Voting Common Stock
Type of Security Offered: Class B Non-Voting Common Stock
Purchase Price of Security Offered: $1.50
Minimum Investment Amount (per investor): $300.00

**Maximum Number of Shares offered subject to adjustment for bonus shares. See Bonus info below.*

Any bonus shares received by an investor as a result of making a reservation in this Testing the Waters campaign and subsequently investing in an offering by the Company will be in addition to any bonus shares offered during the Company's live offering. For example, if we offer 10% bonus shares for making a reservation in this Testing the Waters ("TTW") campaign, and then an investor completes an investment in our live offering, and the live offering has an additional 10% bonus you are eligible for, you will receive both bonuses combined as a percentage of your original investment amount. If you purchase 100 shares, you will receive 120 shares total in the live offering (100 (original investment) + 10 (10% bonus shares from your TTW reservation) + 10 (10% bonus shares from the live offering perk).

During the live offering, you will only receive the highest level bonus share perk you are eligible for.

Investment Incentives

TTW Reservation Perk*

Invest during the Test The Waters offering and receive 15% Bonus Shares. The reservation perks are in addition to company-specific perks while the campaign is live.

Note these perks do stack with the other live offering perks.

Live Offering Perks*

Time Based

Friends and Family Early Birds

Invest within the first 48 hours and receive 15% Bonus shares

Super Early Bird Bonus

Invest within the first week and receive 10% Bonus shares

Early Bird Bonus

Invest within the first two weeks and receive 5% Bonus share

Amount-Based

$1,000+

Logo branded T-shirt + 5% bonus shares

$2,500+

Logo branded T-shirt + 10% bonus shares

$5,000+

Logo branded T-shirt + 15% bonus shares

$10,000+

Receive a prototype product (e.g. electronic backpack with fabric antennas, $1000 value)

**All perks occur when the offering is complete.*

The 10% StartEngine Owners' Bonus

Espre Technologies, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $1.50 / share, you will receive and own 110 shares for $150. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they

are eligible for.

The Company and its Business

Company Overview

Espre Technologies, Inc. is a fabless semiconductor startup that offers comprehensive protection and privacy solution platform for the Internet of Things (IoT) model. Specifically, sensors (monitoring/detection), networks (communications), analytics (AI / Cloud), and social technology (applications). Espre's products provide wireless data protection to IoT's four components that secure, hide, and assure wireless connectivity in crowded and vulnerable networks.

As a company, Espre Technologies, Inc. maintains a similar operating structure to ARM semiconductors. The company designs, develops and tests semiconductor IoT platforms based around multiple patents and proprietary technologies that enable our leading edge performance.

The company maintains no expensive fabrication capabilities, rather will license designs to large-scale manufacturers such as Intel, Broadcom, and Qualcomm, as well as private system integrators, smart technology manufacturers, and OEMs across multiple diverse and interconnected industries. Our licenses include a significant upfront payment with per-chip royalties based on volume, design, integrated IP, and functional aspects of the SoC.

We have teamed with the top leaders in embedded solutions for consumer goods to build a world-class product. Espre Technologies, Inc. plans to sell NvisiLink branded chips in high volume consumer electronic markets, including smartphones, USB sticks, wearables, etc.

Our apps and web subscriptions bring military-level security to your fingertips and home networks.

Espre Technologies, Inc. previously operated under Espre Holdings, Inc. Espre Holdings, Inc. was the holding company for the patent generated by the owner Dr. John Terry and his consulting company, Terry Consultants, Inc. (TCI). In 2018, the IP assets of Espre Holdings, Inc. and TCI were combined into Espre Technologies, Inc. for the purpose of commercialization.

Competitors and Industry

The Global Internet of Things (IoT) market size was $250 billion in 2019. Fortune Business Insights predicts it will reach over $1.4 trillion by 2027.

There are a number of competing low bit rate, short-range, low power technologies on the market, including Zigbee, LoRaWAN, Zwave and Thread built on underlying technologies that have existed for decades that are now being retrofit to target the IoT market(s). Newer players, such as SigFox and Ingenu, are also emerging, with a focus on Low Power Wide Area (LPWA) solutions addressing asset tracking and fleet

management solutions. We believe these companies and their technology are ill-suited for high connection density and reliability in designing solutions where the Espre technology is focused. Additionally, these firms offer only standard security methods and protocols to protect connected aspects of the network, communications, and devices, which have proven time and again to be inadequate against hackers.

LoRaWAN is the current market leader with wide-area deployment for low bit rate and to the degree of overlap coverage in short range and long range operation. Zigbee is the lead for short range application in home automation. To date, the Industrial IoT does not have a dominant player with vendor selecting amongst Wi-Fi, Zigbee, or LoRaWAN protocols.

Current Stage and Roadmap

<u>Current Stage</u>

Espre Technologies, Inc. is currently developing its comprehensive Internet of Things (IoT) solution platform. We have working proof-of-concepts prototypes that have been verified by the Army. We have a joint development solution with WiGL Inc. to integrate NvisiLink chipset into WiGL products to secure and verify nodes in the WiGL network.

Additionally, as part of the application process, Espre Technologies, Inc. underwent screening and due diligence examinations by the Silicon Catalyst Incubator. As a result, Espre was competitively selected to join the Silicon Catalyst Incubator in 2018.

The Incubator gives us exposure to the Silicon Valley ecosystem and a platform to share our progress with 100 participants in the semiconductor and venture funding three times a year.

In April 2021, Espre completed its initial software design for the chip source code ("Sensor NvisiLink IP") for handheld and small form factor designs.

<u>Future Roadmap</u>

We are actively developing Minimal Viable Products for several aspects of our IoT solution platform. The tentative schedule/timeline for testing, manufacturing and introduction to the market is given below:

Be advised these dates are subject to change.

July 2021: Send "Sensor NvisiLink IP" to 3rd party to build test chips for high volume customer electronic market including sensors, wearables, and USB sticks products.

September 2021: Begin testing MVP Gateway units. Send software design for chip source code ("AP & MIMO NvisiLink IP") to 3rd party to build production test chips for routers, smartphone USB adapters.

October 2021: Receive test chips for high volume customer electronic market. Build sample products for customer evaluation.

1st Quarter 2022: Receive test chips Gateway and Cloud Computing Servers Online. Build sample products for customer evaluation.

The Team

Officers and Directors

Name: John Terry, PhD

John Terry, PhD's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, President, Secretary, and Chairman
  Dates of Service: July 19, 2018 - Present
  Responsibilities: Contract negotiation. Hiring of Management Staff. Establishing Company goal and strategies. Dr. John Terry receive modest compensation of $10K/annually which Espre is pre-launched. Dr. John owns 100% of all vote shares in the company and 80% of the overall outstanding shares.

Other business experience in the past three years:

- **Employer:** Terry Consultants, Inc
  Title: Owner/CEO
  Dates of Service: April 01, 2004 - Present
  Responsibilities: Principal Architect and Inventor. Contract negotiation.

Other business experience in the past three years:

- **Employer:** PlusN
  Title: CTO & Co-Founder
  Dates of Service: April 01, 2013 - May 01, 2020
  Responsibilities: Sole Inventor and algorithm developer for 11 of the 13 US patents awarded to the company. Operated under a master consulting agreement.

Name: Erik Vadeson

Erik Vadeson's current primary role is with BaJa Technology, LLC. Erik Vadeson currently services 20 hours hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO/VP Business Development
  Dates of Service: August 20, 2018 - Present
  Responsibilities: Business development and financial and operational during

pre-launch stage. Erik is compensated through Class B non-voting shares and owns approximately 1% of the company.

Other business experience in the past three years:

- **Employer:** BaJa Technology, LLC
  Title: Founder / Managing Director
  Dates of Service: September 01, 2014 - Present
  Responsibilities: In his role, Erik is responsible for the day-to-day operations of the Company.

Other business experience in the past three years:

- **Employer:** International Rail, Inc.
  Title: Managing Director
  Dates of Service: June 01, 2002 - June 01, 2020
  Responsibilities: Managing the day-to-day operations of the company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Non-Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be

no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by an independent 3rd party company with no financial interest in Espre Tech. The 3rd party company offers this services as part of their normal business practice and uses industry accepted methodology, comparisons against over similar 40 public companies and 80 private companies to compute their valuation. Be advised, unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Non-Voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the semiconductor or wireless communications equipment industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Class B Non-Voting Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth

plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class B Non-Voting Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class B Non-Voting Common Stock. In addition, if we need to raise more equity capital from the sale of Class B Non-Voting Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product if sufficient capital is not raised or customer awards to pay for the completion of the product. that the product may never be used to engage in transactions. It is possible that the failure to release

the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our NvisiLink IoT Platform. Delays or cost overruns in the development of our NvisiLink IoT Platform and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Class B Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and limited revenue until the product is complete. If you are investing in this company, it's because you think that NvsiLink IoT platform is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns a registered mark, copyrights, Internet domain names espretech.com, several trade secrets, US Patents, Foreign Patents, and Pending Foreign Patents. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in

the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
John Terry, PhD	15,000,000	Common Stock	100.0

The Company's Securities

The Company has authorized Class B Non-Voting Common Stock, Common Stock, Preferred Stock, Note Seed 2020A, SERIES A CONVERTIBLE PROMISSORY NOTE, and SERIES A CONVERTIBLE PROMISSORY NOTE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 713,333 of Class B Non-Voting Common Stock.

Class B Non-Voting Common Stock

The amount of security authorized is 10,000,000 with a total of 4,395,000 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

The total amount outstanding includes 2,300,000 of shares to be issued pursuant to outstanding warrants.

Common Stock

The amount of security authorized is 25,000,000 with a total of 15,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Common Stock.

Preferred Stock

The amount of security authorized is 15,000,000 with a total of 0 outstanding.

Voting Rights

The Blank Check Preferred Stock may be issued from time to time in one or more series. The Board of Directors is expressly authorized to provide for the issue of all or any shares of the Blank Check Preferred Stock in one or more series, and to determine or alter for each such series, the voting powers, full or limited, or no voting powers, and the designations, preferences, and relative, participating, optional or other rights and such qualifications, limitations or restrictions granted to and imposed upon such series, and to fix the number of shares of such series, all as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such shares and as may be permitted by the Delaware General Corporation Law.

Material Rights

There are no material rights associated with Preferred Stock.

Note Seed 2020A

The security will convert into Common b non-voting common stock and the terms of the Note Seed 2020A are outlined below:

Amount outstanding: $87,500.00
Maturity Date: May 01, 2022
Interest Rate: 6.0%
Discount Rate: 80.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: Conversion upon a Qualified Financing

Material Rights

There are no material rights associated with Note Seed 2020A.

SERIES A CONVERTIBLE PROMISSORY NOTE

The security will convert into Class b non-voting common stock and the terms of the SERIES A CONVERTIBLE PROMISSORY NOTE are outlined below:

Amount outstanding: $20,000.00
Maturity Date: January 21, 2019
Interest Rate: 8.0%
Discount Rate: 8.0%
Valuation Cap: None
Conversion Trigger: Sale of Company, Series A Financing Round Close

Material Rights

There are no material rights associated with SERIES A CONVERTIBLE PROMISSORY NOTE.

SERIES A CONVERTIBLE PROMISSORY NOTE

The security will convert into Class b non-voting common stock and the terms of the SERIES A CONVERTIBLE PROMISSORY NOTE are outlined below:

Amount outstanding: $20,000.00
Maturity Date: January 11, 2019
Interest Rate: 8.0%
Discount Rate: 8.0%
Valuation Cap: None
Conversion Trigger: Sale of Company, Series A Financing Round Close

Material Rights

There are no material rights associated with SERIES A CONVERTIBLE PROMISSORY NOTE.

What it means to be a minority holder

As a minority holder of Class B Non-Voting Common Stock of the Company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $87,500.00
  Use of proceeds: Capital equipment, subcontractor services, patent fees
  Date: May 01, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $20,000.00
  Use of proceeds: Capital equipment, subcontractor services, patent fees.
  Date: January 21, 2017
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $20,000.00
  Use of proceeds: Capital equipment, subcontractor services, patent fees.
  Date: January 11, 2017
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The prior operating history was primarily as a holding company for the intellectual property developed by the owner and his consulting company Terry Consultants, Inc (TCI). As a results, little to no revenue was recorded during those early years with the exception of licensing of IP by TCI as part of its continual development of prototypes for the grant opportunities with the government. Espre uses TCI to produce prototypes to help raise money.

Revenue

Our revenue decreased from $46,360 in 2019 to $6,048 in 2020. In 2019, the Company's primary source of revenue was from licensing to our sister organization, TCI. TCI made use of the license in 2019 to capture two contracts. In 2020, that license revenue decreased mainly due to the fact that the license fee obtained in 2019 covered the terms of the two contracts which extended into 2020. There was a small seed fund raised in 2020, which was used to for co-development efforts with our sister organization.

Cost of Revenue

The cost of revenues increased from $11,365 in 2019 to $40,970 in 2020. Capital expenditures increased significantly as the Company moved from developing proof of principle units to engineering units for the customer. There was cost sharing between our sister organization before we were afforded full use for customer engagement for their separate markets.

Operating Expenses

Operating expenses increased from $44,895 in 2019 to $145,947 in 2020. There were several expenses that the Company incurred in 2020 as part of product development maturation. We transitioned from a company that mostly licenses in 2019 to a company with tangible asset beyond patents. The capital cost for the engineering tools in support of ASIC chipset was over $100K even with significant discounts from being a member of the Silicon Catalyst Incubator. The ASIC chipset is expected to pay heavy dividends in terms of income starting in 2022 after its completion.

Historical results and cash flows:

The prior cash flow is NOT representative of what is to be expected in the future. Previously, the company was operating incubator stage where assets were being developed to increase the company valuation. Those assets were primarily in the form of Intellectual Property - patents, trade secrets and reference designs. The goal was to license these out to large defense and semiconductor OEM. The market has changed. The company has retooled to bring consumer products directly to the market. As part of that retooling process, the company has gained access of over ten million dollars of Engineering Design Automation and eight million dollars of 3rd party IP to first minimal valuable product (MVP).

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 31, 2020, the Company had $25,744 in cash and cash equivalents and $10,851 in accounts receivable.

The engineering designs costs are being supported by Small Business Innovative Research (SBIR) grants and subcontracts with defense prime contractors. The total funds available is $1.4M over the next 18-20 months.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign will cover expenses for the chip fabrication, which is not an allowable expense for the grant funds. It will accelerate our launch into the commercial markets and gain traction with early adopters of our IoT platform.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

It is anticipated that funds from this campaign will constitute 25% to 40% available funds for product development and 60% marketing and sales campaigns.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We will continue to operate a reduced burn rate over the next 18-20 months if only the minimal raise is achieved.

The Company's monthly burn rate is roughly $80,000 per a month, depending on development activities.

How long will you be able to operate the company if you raise your maximum funding goal?

Careful management of the maximum funds can extend the operation for the company aprroximately 9-12 months, depending on sales and other contract wins during the period.

The Company's monthly burnrate is roughly $80,000 per a month, depending on development activities.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We have access to several in-kind capital resources for the next 9 months that have an equivalent cash value of $10M.

Indebtedness

- **Creditor:** Nancy Jeanie Louis
  Amount Owed: $20,000.00
  Interest Rate: 8.0%
  Maturity Date: January 11, 2019

- **Creditor:** Julian Williams, Jr
  Amount Owed: $20,000.00
  Interest Rate: 8.0%
  Maturity Date: January 21, 2019

- **Creditor:** Silicon Catalyst Angels
  Amount Owed: $87,500.00
  Interest Rate: 6.0%
  Maturity Date: May 01, 2022

Related Party Transactions

- **Name of Entity:** Terry Consultants, Inc
  Names of 20% owners: John Terry
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Terry Consultants, Inc (TCI) has two relationships with the Company. One is a prime contractor to subcontractor on R&D contracts related the product for the campaign. Second is a licensee/licensor of the IP owned by the Company.
  Material Terms: Cash transaction from TCI to the Company fall into the category of subcontractor fees and licensing fees. Cash transactions from the Company to the TCI falls into the categories of design service fees for the product development. This relationship is spelled out in a hardware development agreement between the companies.

- **Name of Entity:** John D. Terry
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: $13,338
  Material Terms: During 2020, the Company received a donation in the amount of

$13,338 from the related company TCI, which is owned by the company's founder and CEO John Terry.

Valuation

Pre-Money Valuation: $32,055,000.00

Valuation Details:

Valuation Basis

In formulating our valuation, we considered the following:

Our existing shareholders comprised of mixture of founders, accredited investors and non-accredited investors. The accredited investors are invested via a convertible note with a cap at $6M. The non-accredited investors have convertible notes with no cap.

Based on our extensive research, in the market research industry, forty-two private companies like ours use a multiple of 2.3x revenue to calculate valuation. Based on our projection models we have a path to generate ~$35M in revenue within the 12 months of fully launching our product and together with the industry multiple, this would project the value of the business to be at least $80M. We discounted to $32M since that the revenue is projected rather than actual. The Company set its valuation internally based on a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed any preferred stock is converted to common stock; all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Working Capital*
  41.0%
  Funds will be used to purchase for hardware development tools such as Mathwork HDL coder and Embedded Coder.
- *Marketing*
  50.0%
  Espre Technologies will devote part of its budget to search engine optimization campaigns. Conducting successful search engine optimization campaigns is the key to growth, development, and corporate visibility.

- *Operations*
  5.5%
  Office spaces, test equipment, and cloud services are part of normal business operation will continue. General administration costs including legal fees and payroll services are also anticipated.

If we raise the over allotment amount of $1,069,999.50, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Company Employment*
  40.0%
  Espre Technologies will hire software developer, application engineering, test engineers, and salesperson in anticipation of launch of our IoT platform.

- *Working Capital*
  40.0%
  Fabrication of the chipset and design will be out-source to market leaders in engineering design services. This include costs for shuttle runs, IP licenses, and chip testing and packaging for insertion into our various product lines

- *Operations*
  5.5%
  Office spaces, test equipment and cloud services are part of normal business operation will continue. General administration costs including legal fees and payroll services are also anticipated.

- *Marketing*
  11.0%
  Espre Technologies will devote part of its budget to search engine optimization campaigns. Conducting successful search engine optimization campaigns is the key to growth, development, and corporate visibility. The Company will use a mix of marketing channels to promote its solution through marketing campaigns, content, and social media campaigns. Espre Technologies will regularly employ Facebook, Twitter, and Instagram to advertise the Company's progress and successes. Consistent social media activity is the key to retaining interest. Social media campaigns using Google AdWords and Facebook ads will also increase the Company's market presence. The Company will also consider attending various trade shows and conferences. Through the events, the Company will increase awareness of its solutions, meet potential clients, and collaborate with print and online media in advertising. Furthermore, such events introduce new industry trends and provide exposure to the press and valuable industry resources. Planned conferences and trade shows include but limited to the following: • Mobile World Congress Los Angeles in 2021 • CES in Las Vegas in Jan 2022 • Trident Spectre in Virginia in 2nd Quarter 2022 Third quarter 2021, we will engaged in a concerted and focused effort to expand our distribution

channels by signing IoT OEM to license agreements. Espre Technologies portfolio includes 9 US patents, 22 International patents and the reference designs for the "Sensor NvisiLink IP" and ("AP & MIMO NvisiLink IP").

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://espretech.com/ (www.espretech.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/espre

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Espre Technologies, Inc.

[See attached]

ESPRE TECHNOLOGIES, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Espre Technologies, Inc.
Tysons, Virginia

We have reviewed the accompanying financial statements of Espre Technologies, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 26, 2021
Los Angeles, California

Espre Technologies, Inc.
BALANCE SHEET
(UNAUDITED)

As of December 31,	2020	2019
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 25,744	$ 1,626
Account receivables, net	10,851	-
Total current assets	**36,595**	**1,626**
Intangible assets	64,627	73,738
Total assets	**$ 101,222**	**$ 75,363**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Current portion of Convertible Notes	40,000	40,000
Other current liabilities	9,463	3,200
Total current liabilities	**49,463**	**43,200**
Convertible Notes	87,500	-
Total liabilities	**136,963**	**43,200**
STOCKHOLDERS EQUITY		
Common Stock	1,500	1,500
Common Stock Class B	385	385
Additional Paid in Capital	2,457,573	2,351,323
Retained earnings/(Accumulated Deficit)	(2,495,199)	(2,321,045)
Total stockholders' equity	**(35,740)**	**32,163**
Total liabilities and stockholders' equity	**$ 101,222**	**$ 75,363**

See accompanying notes to financial statements.

Espre Technologies, Inc.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2020**	**2019**
(USD $ in Dollars)		
Net revenue	$ 6,048	$ 46,360
Cost of revenues	40,970	11,365
Gross profit	(34,922)	34,995
Operating expenses		
General and administrative	145,947	44,895
Sales and marketing	360	168
Total operating expenses	146,307	45,063
Operating income/(loss)	(181,229)	(10,069)
Interest expense	6,263	3,200
Other Loss/(Income)	(13,338)	-
Income/(Loss) before provision for income taxes	(174,153)	(13,269)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (174,153)**	**$ (13,269)**

See accompanying notes to financial statements.

Espre Technologies, Inc

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock		Class B Common Stock		Additional Paid in Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
	Shares	Amount	Shares	Amount			
Balance—December 31, 2018	**10,000,000**	**$ 1,000**	**2,900,000**	**$ 290**	**$ 2,222,528**	**$ (2,307,777)**	**$ (83,958)**
Issuance of Common Stock	5,000,000	500	200,000	20	-	-	520
Conversion of Notes into stocks	-	-	750,000	75	120,925	-	121,000
Sharebased Compensation	-	-	-	-	7,870	-	7,870
Net Income/(loss)	-	-	-	-	-	(13,269)	(13,269)
Balance—December 31, 2019	**15,000,000**	**$ 1,500**	**3,850,000**	**$ 385**	**$ 2,351,323**	**$ (2,321,045)**	**$ 32,163**
Issuance of Common Stock	-	-	-	-	-	-	-
Sharebased Compensation	-	-	-	-	106,250	-	106,250
Net income/(loss)	-	-	-	-	-	(174,153)	(174,153)
Balance—December 31, 2020	**15,000,000**	**$ 1,500**	**3,850,000**	**$ 385**	**$ 2,457,573**	**$ (2,495,199)**	**$ (35,740)**

See accompanying notes to financial statements.

Espre Technologies, Inc.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2020**		**2019**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(174,153)	$	(13,269)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Amortization		9,111		9,111
Shared Based Compensation		106,250		7,870
Changes in operating assets and liabilities:				
Account receivables, net		(10,851)		-
Other current liabilities		6,263		3,200
Net cash provided/(used) by operating activities		**(63,381)**		**6,912**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of intangible assets		-		(8,530)
Net cash provided/(used) in investing activities		**-**		**(8,530)**
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of Common Stock		-		520
Borrowing on Convertible Notes		87,500		-
Net cash provided/(used) by financing activities		**87,500**		**520**
Change in cash		24,119		(1,098)
Cash—beginning of year		1,626		2,723
Cash—end of year	**$**	**25,745**	**$**	**1,626**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	3,200
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Espre Technologies, Inc was formed on July 5, 2011 in the state of Texas as Espre Holdings, Inc. On July 18, 2018, the company changed the name from Espre Holdings, Inc. to Espre Technologies, Inc. The financial statements of Espre Technologies, Inc (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Tysons, Virginia.

Espre Technologies has designed and developed a low power, high secure and robust Network in Network (NIN) communications system on a chip (SOC). Espre's Nvisilink is a family of chipsets and sensors. The platform operates within existing networked environment,s dramatically augmenting security, capacity and interoperability. Architected for 5G interoperability and implemented across the Battlefield of Things (BoT) and Industrial Internet of Things (IIoT), the platform provides dual-layer physical and digital security, massive network capacity improvement, and 95% of data transmission efficacy across existing network environments. Protected by 20 plus domestic and international patents. Espre Technologies is redefining the secure, low-bandwidth IIoT communications space.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all

contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020, and 2019, the Company determined that no reserve was necessary.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

In addition, the Company capitalizes certain software development costs as intangible assets – refer to the accounting policy below for more information.

Software Development Costs – Internal Use Software

For costs incurred in relation to development of software for internal use, the Company divides each project in the following phases: (1) preliminary product stage, (2) application development stage, (3) postimplementation – operation stage, and (4) upgrade and enhancement stage. In accordance with ASC 350-40:Internal-Use Software, costs during the first phase are expenses, costs during the second phase are capitalized, costs during the third phase are expensed, and costs during the fourth phase are analyzed to determine whether they pertain to maintenance, in which case they are expensed, or improvements in functionality, in which case they are they are capitalized. Once the software is placed in use, it is amortized over the useful life of the software.

Income Taxes

Espre Technologies is a is a S corporation for income tax purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception through 2018 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the providing of its services.

Cost of revenues

Costs of revenues include direct material costs, cost of labor and etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $360 and $168, which is included in sales and marketing expense.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 26, 2021 which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021,

and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

As of December 31,	2020	2019
Accrued interest expenses	9,463	3,200
Total Other Current Liabilities	**$ 9,463**	**$ 3,200**

4. INTANGIBLE ASSETS

As of December 31, 2020 and December 31, 2019, intangible asset consist of:

As of Year Ended December 31,		2020		2019
Development Costs	$	86,706		86,706
Patents		4,400		4,400
Intangible assets, at cost		**91,106**		**91,106**
Accumulated amortization		(26,479)		(17,368)
Intangible assets, Net	**$**	**64,627**	**$**	**73,738**

Entire intangible assets have been amortized. Amortization expense for trademarks and patents for the fiscal year ended December 31, 2020 and 2019 was in the amount of $9,111 and $9,111 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2020:

Period		Expense
2021	$	(9,111)
2022		(9,111)
2023		(9,111)
2024		(9,111)
Thereafter		(28,185)
Total	**$**	**(64,627)**

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 50,000,000 shares of 25,000,000 common shares ('Common Stock') at $0.0001 par value, 10,000,000 shares of Class B Non-voting common stock ('Class B Common Stock') at $0.0001 par value and 15,000,000 preferred stock at par value of $0.0001.

As of December 31, 2020, and December 31, 2019, 15,000,000 shares of Common Stock have been issued and outstanding and 3,850,000 shares of Common Stock Class B have been issued and outstanding.

6. WARRANTS

In November 9, 2018, the Company issued a warrant to purchase 2,300,000 common stock equals to 11% of the common stock outstanding on the date of exercise at a purchase price of $0.03. The warrant expires in November 2028 and was issued for a price of $2,200,000, which was recorded under Additional Paid-In Capital at the time of the issuance.

7. SHAREBASED COMPENSATION

During 2018, the Company authorized the Equity Participation Plan (which may be referred to as the "Plan"). The Company reserved 1,500,000 shares of its Common Stock Class B pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

The Common Stock Class B were valued using fair value, equal to the fair value of the shares, amounted to $0.0161.

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards	Weighted Average Fair Value	Weighted Average Contract Term
Outstanding at December 31, 2018	-	$ -	-
Granted	197,700	$ 0.01	
Vested	(26,200)	$ -	
Cancelled	-		-
Outstanding at December 31, 2019	171,500	$ 0.01	3.52
Granted	-	$ -	
Vested	(39,446)	$ -	
Cancelled	(34,927)	$ -	
Outstanding at December 31, 2020	97,127	$ 0.01	2.67

The fair value of the restricted stock awards was estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The total fair value of the restricted stock awards vested during 2020 and 2019 was $106,250 and $7,870, respectively.

8. DEBT

Convertible Note(s)

The details and terms of the convertible notes are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Note 1	$ 20,000	8.00%	1/11/2017	1/11/2019	$ 1,600	$ 1,600	$ 20,000	$ -	$ 20,000	$ 1,600	$ 1,600	$ 20,000	$ -	$ 20,000
Convertible Note 2	20,000	8.00%	1/21/2017	1/21/2019	1,600	1,600	20,000	-	20,000	1,600	1,600	20,000	-	20,000
Convertible Note 3	87,500	6.00%	5/1/2020	5/1/2022	3,063	3,063	-	87,500	87,500	-	-	-	-	-
Total					$ 6,263	$ 6,263	$ 40,000	$ 87,500	$ 127,500	$ 3,200	$ 3,200	$ 40,000	$ -	$ 40,000

Convertible Note 1 and Convertible Note 2 are convertible into common shares Class B non-voting at a conversion price equal to 1.25 shares of Class B Non-Voting Common Stock for each dollar of principal and accrued interest converted hereunder (the dollar amount of principal and interest being paid with respect to each share shall be referred to as the "Conversion Price"). In the event that the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Promissory Note, the holder of this Promissory Note shall receive from the Company an amount in cash equal to 1.5 (150%) times the outstanding principal

balance and accrued but unpaid interest then outstanding under this Promissory Note in full satisfaction of the Company's obligations under this Promissory Note.

Convertible Note 3 is convertible into common shares Class B non-voting at the conversion price defined as equal to the lesser of (i) the price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.80, and (ii) the quotient resulting from dividing $6,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the Qualified Financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

9. RELATED PARTY

During 2020, the company received donation from in the amount of $13,338 from related company TCI which owned by the company's founder and CEO John Terry.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through March 26, 2021 the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $181,229 an operating cash flow loss of $63,381 and liquid assets in cash of $25,744, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Espre Technologies, Inc.

NvisLink-Reimagined Wireless Security for the Age of Everything


Espre Technologies

Website | Tysons, VA | TECHNOLOGY

$0.00 raised

0 Investors	$32.1M Valuation
$1.50 Price per Share	$300.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Espre Technologies' NvisiLink IoT platform addresses the ever-growing gap between wirelessly connecting and data protection. The NvisiLink family of chipsets and sensors by Espre Technology offer physical over digital (multiple) security layers, massive connected and throughput capacity, state of the art data integrity and reliability, and scalability of connected devices and data. As our hyper-connected 5G and Internet of Things (IoT) world evolves, Espre Technology stands at the computing edge architecting the building blocks of tomorrow's technology. The culmination of 5+ years of research and development, NvisiLink tech is protected by 20+ domestic and international patents and has benefitted from forward thinking investors in the US Department of Defense as well as private investors.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Public and private support: Millions of dollars in U.S. government funding, investments, and grants were instrumental in beta versions of the NvisiLink FPGA (Field Programmable Gate Array) platform and associated sensors. The company has a strong ecosystem of partners in Silicon Valley, and resides within the Silicon Catalyst family of investments and corporate innovators in silicon.
- The management team and advisory board supporting Espre is comprised of seasoned professionals and silicon/microchip experts who have made significant contributions both to wireless standards and the communications space as a whole. Collectively, the team holds a combined 100+ publications and 125+ patents across wireless communications, networking, and microchip design.
- Espre Technology is currently in the prototype phase and is designing chips that will help drive the $12.5 billion Internet of Things market, a market with an astonishing forecast CAGR of 23.9%, reaching $36.6 billion by 2025.

OVERVIEW

Espre Technology believes data security is paramount

Today, everything is data, from the sensors controlling your city's power grid to the government's military operations across the world, and soon to every vehicle, every train, every plane, talking to everything else along the way. However, the physical systems for data security are inherently surmountable and consistently breached as evidenced in near constant news of data theft, manipulation, and systemic spying.

There will always be bad actors, clearly within military applications, but likely closer to home as our lives, our devices, our vehicles, our homes, and everything else increasingly talks to each other. At Espre, we see what is coming. We see what is needed at the most basic building block level. We have built a solution in silicon that will redefine and accelerate the pace of IoT innovation in both the military and commercial space.


Nvisilink
Xilinx ZU7
Received Featureless Output Waveform
Reconstructed Waveform Features

**Rendering of NvisiLink chipsets. Images are computer generated demo versions. Product is currently under development.*

The NvisiLink family of chipsets and sensors approach security differently. Data entering the network (any network, 5G, 4G, LTE, WiFi, etc.) is physically deconstructed into a chaotic waveform (white noise). Data can enter in any form, at any level of encryption, and at any velocity whether static or mobile. Inside the network, the waveforms are rerouted outside of the visible spectrum. On the receiving end, data are reconstructed, with near 100% efficacy at massive throughput. Artificial intelligence powered, real-time threat recognition and mitigation protects the entire transmission, the entire network, any network involved in the transmission, and any connected device.


Espre Technology Is Set Up For Success
Massive Market
Legal Protection
Govt. Support
$12.5B
IoT Security Industry
20+
Patents Issued
$2.5M
U.S. Govt. Funding

Source

THE PROBLEM

Every second, 127 new devices are connected to the Internet. Capacity will become an issue as well as securing your network, your devices, and your data across the trillions of networks that interconnectedly comprise the web.

By 2025, the number of web-connected IoT devices is expected to reach 75 billion. Security for these devices is only as strong as the weakest connection in the network, meaning that if a bad actor can access your smart lightbulb, he can access your network, your computer, and anything else that connects to the network. Scaling is difficult as mutual interference increases with each new device, data throughput increases, and efficacy declines with greater transmission. Further, network limitations restrict the number of transactions per millisecond to only 1. The NvisiLink protocol increases the per millisecond transmission velocity by 10X. Its smart spatial allocation and waveform rerouting inherently increases network device and transmission capacity by a minimum factor of 10 for a static network, by an exponential factor in a mobile network.


Data Security & Protection Is **Weak**

Example: By Q3 2020, RiskBased Security revealed that 2,600+ data breaches resulted in the exposure of 36 billion personal records.

THE SOLUTION

The NvisiLink solution simultaneously addresses security, capacity, and data integrity.

NvisiLink transforms regular, predictable transmission of 1's and 0's by devices into a massive network of digital chaotic transmissions. To outside security threats, the waveform is noise, indistinguishable from normal network noise. The waveform cannot be segmented from the noise. It cannot be located in the noise, either as a unit or as an aberration to normal noise, as normal noise is, by definition, random and indistinguishable. It cannot be directionally located, creates no path, and leaves no trail. It would be similar to pouring a glass of water into a moving river and trying to get that same glass of water out again in the middle, and the river is filled with snakes and piranha (AI threat detection and real-time mitigation).

Nvisilink Technology is a groundbreaking communications approach to securing and protecting your wireless data.



- Chaos devices operate within any networking protocol
- Minimal interference from each other
- Wireless digital encryption of packets
- Chaotic waveform provides protection by transforming physical layer data into noise-like signals
- A.I. threat detection & real-time mitigation detects spoofing and jamming signals in the area
- 10X simultaneous transmission
- Reduced interference to allies and our network
- Extreme low latency per user
- MIMO and multi-user capable


NvisiLink Connect with confidence, anywhere!



OUR TRACTION

Espre has received investments from both the public and private sector

The U.S. Department of Defense has provided more than $2.5 million to develop and test the NvisiLink platform and proof-of concept for dual DoD and commercial use. The investment has provided a fully functional FPGA platform that will be scaled down to a 28nm ASIC (Application Specific Integrated Circuit) coupled with other Intellectual Property as a SoC (System on a Chip). Scaling down affords significant enhancements in backend functionality, temperature control, performance, production cost, and code optimization. In 2020, the DoD awarded research contracts to develop and modify various WiFi co-existence protocols for the base functionality of the FPGA. Private investment has been secured through Silicon Catalyst Angels as well as private investors with both military and commercial interests. Espre is working with a Fortune 500 IoT OEM to translate our protocols to provide secure data transactions across their UWB (Ultra-Wide Band) chipset. This is the same 5nm chipset used across the iPhone 12 family of smart phones.

As a point of reference to the functional capabilities of Espre's technology platform, the ARM processor in our SoC design derives from the same technology family as the Apple, ARM designed, A14 SoC contains a 16-core neural engine with the ability to process 11 trillion operations per second.



SoC Sub-System
NvisiLink Sub-System
ARM Sub-System
Cortex A53 MP Core
GIC-400 Interrupts
PLL
ARM CCI 500 Interconnect
USB Device (Slave)
USB Host (Master)
SDRAM DDR Controller
NAND eMMC Controller
Customer Equip Use Host
Wifi
LTE
SDRAM LPDDR LPDDR2 LPDDR4
eMMC
ARM NIC 400
Nvisilink IP #1
Nvisilink IP #2
Nvisilink IP (n)
DAC
RFTX
Green - Licened 3rd party IP
Yellow - Nvisilink IP
Orange - Off - chip peripherals

In addition, the government is exploring the use of Espre technology with UWB technology ($1.1 million in funding) to create a secure connection network for the augmented reality used in the Dismounted Soldier training system under development by Microsoft.



Funded With
$1.1M From
The Govt.

THE MARKET

Industrial Internet of Things (IIoT) is transforming the way businesses build their products and manage their operations.

The Industrial IoT (IIoT) market size was valued at $115 billion in 2016, and is projected to reach $197 billion by 2023, growing at a CAGR of 7.5%.

From automated manufacturing lines to Smart Grids and transportation systems, IIoT provides instant data transmission to measure, detect, and manage disparate business operations. Espre's NvisiLink commercial chipset and sensor solutions provide businesses the ability to drive down cost while augmenting security, capacity and data efficacy. Using the Espre protocol allows a business to reduce the number of nodes (routers) that currently support no more than +-100 connections. Each Espre node can maintain more than 1,000 concurrent connections, based on its capability to simultaneously transmit with nine other transmissions per single network access. Current technology allows only one transmission per single network access with all others queuing prior to transmission. Data is lost, corrupted, and/or delayed. In a system reliant on precise timing, the result can be catastrophic. Legacy solutions wire sensors and nodes/management systems at tremendous cost versus the Espre plug and play network protocol. Further, current and legacy systems lack Espre's AI threat recognition and mitigation platform that identifies, restricts and protects all network connections and connected devices in real-time.



Industrial IoT Market
2016
$115B
2023
$197B
Projected



2020
$12.5B
2025
$36.6B
Projected
Global IoT Security Market



Global Cyber Security Market
$282.3B
Projected By 2024

(Source | Source)

WHAT WE DO

NvisiLink technology is a groundbreaking communications approach to securing and protecting wireless data

Our NvisiLink branded products create a uniquely protected communications environment with added capacity, AI threat detection and mitigation, congestion insensitivity, and freedom from interference. The NvisiLink chipsets are in the pre-production phase and not currently available on the market.

NVL-MIMO 1.0 Chipset

the pinnacle of secure power & interoperability. The chipset can manage communication applications globally in coordination with terrestrial & aerospace assets





NVL-AP 200 Chipset

offers secure, mobile communications transations within smaller network environments, including a mobile asset, a vehicle, equipment, or personnel

NVL-SENSOR 100

the workhorse of the NvisiLink suite of products. NvisiLink technology can be embedded into any sensor protocol from touch, proximity, chemical, pressure, ect., enabling the same secure, ultra-high volume transmission of data without risk of compromise



NvisiLink chips and sensors can be incorporated into the entire communications architecture, affording full-scale, 100% performance and protection across all connected devices and networks.

Unrivaled Security

Dual-layer data protection, chaotic waveform over encryption data is physically converted into chaotic waveforms & masked across networks.

Embedded AI

Smart threat mitigation, active detection & instant protection, unrecognized activity is instantly blocked, securing the network secured against successive attempts.



Massive Scalability

Smart resource allocation, data removed from visible network spectrum, simultaneous transactions per millisecond combined with spectrum reallocation.

Cost-Effective

Nvisilink® powered network gives your business the platform to operate at an unprecedented scale, grow at lower cost, and perform without data loss, degradation, or outside threats.

THE BUSINESS MODEL

We plan to have multiple revenue streams that range from individual use to national security and military operations.

- Unit sales in specialty markets including defense, transportation, and power/utility with large corporate entities
- Consumer dongles with paid subscriptions, smartphone integrations, home router and home device integrations
- Tech enabled autonomous vehicles, transportation systems, rail, ocean, aerospace and terminal operations
- Asset management, discrete and disparate sensor management in static, mobile and hard to reach environments
- License revenue from strategic partners in Industrial 4.0 and IIoT, system integrators and OEM equipment manufacturers
- Dynamic encryption of cloud-based data servers in enterprise B2B, consumer password-less platforms and hyper secure medical applications

Business Model

IP Core Licensing Contracts: $1M

Royalty Income: 5%

	Defense/Aerospace	High Volume Markets
ASIC Edge/Client	**$2,500** *Devices*	**$10** *Devices*
ASIC Gateway	**$5,000** *Devices*	**$50** *Devices*

HOW WE ARE DIFFERENT

We believe that we provide unrivaled security with massive capacity, enhanced network reliability, and near 100% data efficacy

Current IoT applications suffer from self-interference between devices and lack any significant security.

Espre's NvisiLink system has been designed to operate in the harshest and most contested environments, without loss of data, diminished efficacy, or susceptibility to jamming or spoofing.



Leader With Full Range Of Capabilities
ESPRE TECHNOLOGIES
L3HARRIS
THREAD
WAVE
Military & DoD
Persistent
Commercial & Other Industries
zigbee alliance
LoRaWAN
Emerging Or Low Power Technology/Low Bandwidth

THE VISION

Aiming for a presence in every sector that could benefit from increased security

In three to five years, we anticipate NvisiLink enabled products will be sold via retail stores.



**Rendering of NvisiLink chipset enabled product. Images are computer generated demo versions. Product is currently under development.*

DoD contracts have increasingly grown over the prior 5 years. The company believes that contract awards will increase exponentially in coming years as the first ASIC reaches production. The size, performance and cost of the Espre ASIC solution, as well as the development investment provided by the DoD, will enable immediate chip and sensor integration across a host of platforms. From soldier-based wearables to radios, assets, base stations and aerospace applications. The DoD backed protocol was designed in coordination with exactly what the US armed forces want as we move further into the 21st century.

OUR LEADERSHIP

Managed by a team of communications and defense industry experts

In addition, the company is supported by an advisory board that includes influential players in the semiconductor industry and Silicon Valley. As a portfolio company of the Silicon Catalyst Incubator, the company has exposure to wireless and electronic suppliers, operators, and OEMs such as Intel, Qualcomm, Texas Instrument, Synopsys, Samsung, Cypres, and ARM.



Dr. John Terry, PhD
Founder and CEO

- Highly sought-after expert on wireless networks, protocols, and innovation, with 30+ years of experience collaborating with multiple market players, including Nokia, AT&T, Verizon, Raytheon, and Halliburton
- Holds 31 domestic and 20 international patents, with 20 pending international patent
- Former CTO and co-founder of PlusN, a leading solution provider for Smart Carrier Aggregation for 4G and 5G networks
- Inducted into HistoryMakers in 2007 for his lifetime achievements in the science and technology category



Cormac Conrod, PhD
Board Advisor

- Co-Founder of Silicon Valley startup, Berkana Wireless
- Responsible for P&La accountability for large business at Qualcomm and Intel
- Extensive experience with fabless and non-fabless business models and very familiar with operating in international context



Erik Vadeson
CFO/Business Development

- Founder and Managing Director of International Rail, Inc, & BaJa Technology, LLC
- Successfully raised over $10M for seed ventures and has worked with notables such as Carlyle, Reservoir, Polaris, and various private investors Began career with Zurich Financial; has since consulted with Gulfstream Aerospace, Hawker-Beechcraft, and NetJets, as well as private aircraft and vessel fleet owners
- Provides financial and operational guidance to early-stage companies and develops mobile applications in the social, healthcare and defense space



Steven Lamont
Board Advisor

- Board member at Sand Hill Angels
- Strategy and marketing professional, with track record of success leading growth initiatives, especially in the communications and high technology arenas



Chao-Hwa Chen, PhD

Sr. Algorithm Communication Engineer

- 30 years experience in signal processing and communication design
- Experienced algorithm developer in the commercial Public Safety radio system space



Peter Rodriguez

Board Advisor

- 35 years of experience in the Semiconductory Industry
- Presently the CEO of Silicon Catalyst
- A former successful entrepreneur holding positions of CEO of Exar and VP&GMInterface and Power ax NXP Semiconductors



Tony Reid, PhD

Chief Technologist

- A former Engineering Fellow of Raytheon and Principle Scientist of Nokia Research Center
- Expertise spanning image processing, signal processing, and wireless communications systems
- Holds over 40+ patents worldwide

WHY INVEST

An investment in NvisiLink is an investment in the future

No one knows what the future holds, but you can rest assured that we will be more interconnected. Everything around us will be talking to each other. Innovators like Tesla, Apple, Google, etc. have massive investments into what is coming, from autonomous vehicles to smart everything. Espre represents the smallest piece of a very large and very aggressive architectural undertaking. We believe that products like our protocols, chips, and sensors will be a required component in everything, i.e. cars, trains, planes, drones, phones, wearables, transportation networks, hospital systems, routers, smart grids, public spaces, and on and on. The reality is that the list of applications is nearly unending. Widespread integration would be akin to generational change, much like the dawn of shipping, the industrial revolution, or the tech revolution. Espre maintains that we are on the precipice of a sea change with 5G, a truly global economy, and an inherent need for everyone and everything to be connected.

In 2020, as connected as we are, we have only begun to scratch the surface. Wouldn't it be nice to be one of the people that recognized very early how oil would change the world, or how technology would fully integrate into our lives. This is one of those moments. Smart money follows smart money. Look at the direction that Tesla, Apple, and Google are taking. Look at what is happening in manufacturing, mobile communications, smart cities, renewable energy, and generally every industry. Smart money is investing in interconnectivity. Espre has developed the roadmap and the building blocks to truly secure, and reliable interconnected scale.


Protect your data now, before its too late.

In the Press

SHOW MORE

Meet Our Team



John Terry, PhD

CEO, President, Secretary, and Chairman

Dr. Terry is a highly sought-after expert on wireless networks, protocols, and innovation. He holds 31 domestic and 20 international patents, with 20 pending international patents. He is the former CTO and co-founder of PlusN, a leading solution provider for Smart Carrier Aggregation for 4G and 5G networks. Dr. Terry has over 30 years of experience in collaborating with multiple market players, including Nokia, AT&T, Verizon, Raytheon, and Halliburton.

In 2007, Dr. Terry was inducted into HistoryMakers for his lifetime achievements in the science and technology category. His video interview is stored in the US Library of Congress HistoryMakers exhibit. He holds a PhD in Electrical Engineering from the Georgia Institute of Technology.

For the Company, Dr. Terry supervises the managerial staff, prepares work schedules, and assigns specific duties.



Cormac Conrod, PhD

Board Advisor

Dr. Conroy is a Co-Founder of Silicon Valley startup Berkana Wireless. He was responsible for P&La accountability for large business at Qualcomm and Intel. He has extensive experience with both fabless and non-fabless business models and very familiar with operating in international context.



Erik Vaderson

CFO / VP Business Development

Mr. Vadersen is the founder and Managing Director of International Rail, Inc, & BaJa Technology, LLC. He has successfully raised more than $10M for seed ventures and has worked with notables such as Carlyle, Reservoir, Polaris, and various private investors. He began his career with Zurich Financial, and has consulted with Gulfstream Aerospace, Hawker-Beechcraft, and NetJets, as well as private aircraft and vessel fleet owners.

He currently provides financial and operational guidance to early-stage companies and develops mobile applications in the social, healthcare and defense space. Mr. Vadersen holds an MBA from Wake Forest University.

Mr. Vadersen's primarily occupation is working for BaJa Technology, LLC. He serves part-time for Espre Technologies, Inc., working 20 hours per week.



Peter Rodriguez

Board Advisor

Pete has 35 years of experience in the Semiconductory Industry. He is presently the CEO of Silicon Catalyst. A former successful entrepreneur holding positions of CEO of Exar and VP&GMInterface and Power ax NXP Semiconductors.



Steven Lamont

Board Advisor

Steven Lamont is a Board member at Sand Hill Angels. He is a strategy and marketing professional, with a track record of success leading growth initatives, esprecially in the communications and high technology arenas



Chao-Hwa Chen, PhD

Sr. Algorithm Communication Engineer

Dr. Chen has 30 years experience in signal processing and communication design. He is an experienced algorithm developer in the commercial Public Safety radio system space.



Tony Reid, PhD

Chief Technologist

Dr. Reid is a former Engineering Fellow of Raytheon and Principle Scientist of Nokia Reseach Center. His expertise spans image processing, signal processing, and wireless communications systems. Dr. Reid hold over 40+ patents worldwide.

Offering Summary

Company	Espre Technologies, Inc.
Corporate Address	1775 Tysons Blvd, Tysons, VA 22102
Offering Minimum	$9,999.00
Offering Maximum	$1,069,999.50
Minimum Investment Amount (per investor)	$300.00

Terms

Offering Type	Equity
Security Name	Class B Non-Voting Common Stock
Minimum Number of Shares Offered	6,666
Maximum Number of Shares Offered	713,333
Price per Share	$1.50
Pre-Money Valuation	$32,055,000.00

**Maximum Number of Shares offered subject to adjustment for bonus shares. See Bonus info below.*

Any bonus shares received by an investor as a result of making a reservation in this Testing the Waters campaign and subsequently investing in an offering by the Company will be in addition to any bonus shares offered during the Company's live offering. For example, if we offer 10% bonus shares for making a reservation in this Testing the Waters ("TTW") campaign, and then an investor completes an investment in our live offering, and the live offering has an additional 10% bonus you are eligible for, you will receive both bonuses combined as a percentage of your original investment amount. If you purchase 100 shares, you will receive 120 shares total in the live offering (100 (original investment) + 10 (10% bonus shares from your TTW reservation) + 10 (10% bonus shares from the live offering perk).

During the live offering, you will only receive the highest level bonus share perk you are eligible for.

Investment Incentives

TTW Reservation Perk*

Invest during the Test The Waters offering and receive 15% Bonus Shares. The reservation perks are in addition to company-specific perks while the campaign is live.

Note these perks do stack with the other live offering perks.

Live Offering Perks*

Time Based

Friends and Family Early Birds

Invest within the first 48 hours and receive 15% Bonus shares

Super Early Bird Bonus

Invest within the first week and receive 10% Bonus shares

Early Bird Bonus

Invest within the first two weeks and receive 5% Bonus share

Amount-Based

$1,000+

Logo branded T-shirt + 5% bonus shares

$2,500+

Logo branded T-shirt + 10% bonus shares

$5,000+

Logo branded T-shirt + 15% bonus shares

$10,000+

Receive a prototype product (e.g. electronic backpack with fabric antennas, $1000 value)

**All perks occur when the offering is complete.*

The 10% StartEngine Owners' Bonus

Espre Technologies, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $1.50 / share, you will receive and own 110 shares for $150. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Inter company debt or back payments. Any expense labeled "Travel and Entertainment".

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Espre Technologies, Inc. to get notified of future updates!

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Troy W. SE OWNER 21 INVESTMENTS a month ago

I'm unable to pull the Form C filing. Can the link be fixed to the SEC page?

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Paul C. a month ago

I have looked into this technology, it seems very similar to a few I saw on Nasdaq. That rely on Satellites placed in Orbit. LEO to be more accurate, but correct me if I am wrong. I also saw that getting these in orbit will take NASA approval, and could conflict with current operating companies. Do to LEO being the only areas with space, they are also cheaper to place in orbit. However the require constant adjustments to stay up there. HEO, is expensive but doesn't require constant adjustments or as much as LEO. There have been three NASDAQs that have so far failed to make this leap. I am not insulting the idea or efforts. I am just very curious how ESPRE can accomplish affordable what others have failed in the last year to accomplish. In your videos the only Military call pick up that I know about is Satellite and Microwave. Satellite cell service, is and amazing idea. But with all the space junk we have already, constant adjustments as many as 10K a day in LEO, an NASA approval. I wonder if it can get to the finish line. If this is not as I mention please let me know. But the only solution I know of mentioned in your video is Satellites and cost would place them in LEO. Thank You

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Kyle S. SE OWNER 35 INVESTMENTS a month ago

Somewhat related to Steve's question. How do you plan on getting these chips into every device... or is that even necessary? Is the plan to license this technology to other chip makers or scale to where these chips are the only chips being used (seems like a much more difficult route)?

What are the current issued and pending patents surrounding this proprietary technology?

Since you noted it is currently under development, when are more advanced prototypes expected? When are you expected to actually enter into production and penetrate the market? Does the current chip shortage change this outlook due to supply chain concerns and metal shortages? Is this a solution that is a year away or closer to 5+ years? Thanks in advance for the questions!

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Steve M. 11 INVESTMENTS 2 months ago

A couple of questions...

1 - Do you have to have NvisLink on both ends of the data transmission.

2 - How seamless will be the use of NvisLink by users on say their mobile phone or computer? How does NvisLink get activated and potentially stay active?

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hello? Hello? I swear this phone always drop calls.

NvisiLink

Hello? Ah, there we go.

Network agnostic, highly secure & massively scalable communications built for the battlefield, reimagined for everyone else.

NvisiLink

Today's network technologies are inherently insecure and physically incapable of processing the growing data volumes in an evolving 5G world.

For numerous industries, it is the difference between winning and losing in the marketplace.

The ability to securely monitor, transmit, and evaluate massive volumes of data in real time, without regard to environmental or hostile threats, has become the key to success for soldiers and industrial manufacturers.

Founded in 2018, Espre Technologies Inc. has developed a low power, highly secure, and robust network in network communication system on a chip.

Imagine the ability to access secured accounts without sending passwords over almost any network using server-based Espre technology.

This technology can be used with connection of dongle to single device, or app/software basis using current device communication technology. Espre processes all sensitive transactions at the cloud level utilizing its secure chaotic waveform transmission, with authorization provided by user from a registered device. Transactions can include password exchange, credit card or any other sensitive transactions requiring personally created, dedicated numbers or biometric permissions.

Now let's discuss other practical uses. Electric and smart cars become more and more ubiquitous, they will be communicating not only between the cloud and each other, but to smart grids, city grids, traffic lights, the road, bridges, toll ways, meters, etc.

Assume a Tesla is driving down the road. It is talking to everything along its path.

Current technology will allow about 100 devices and sensors to transact at any given time to the vehicles operating system. At 35 miles an hour in a future city, capacity for only 100 transactions is insufficient.

Further complicating transactions is the current technology's limitation allowing only a single communication transaction per millisecond. That speed can lead to missed transactions that could be detrimental to safety of the vehicle or those around it.

Espre technology today, provides transaction capacity at levels higher than 1,000 concurrent transmission connections, as well as the ability to handle more than 10 simultaneous transactions per millisecond. This translates to a safer, more robust experience for you, and others utilizing Espree Technologies.

NvisiLink

Six years ago I embarked on this journey to develop technology to help save soldiers lives on the battlefield. Then I realized, this same technology needs to be in every consumer product. So in 2018, I started Espre Technologies to bring this to the marketplace. With the rapid adoption of 5G and the Internet of Things, we now live in a world with ubiquitous connectivity and untethered mobility. So although NvisiLink was built for the battlefield, it has been reimagined to protect your everyday mobile lifestyle.

Invest now in our page at www.startengine.com/espre.

Network agnostic, highly secure & massively scalable communications built for the battlefield, reimagined for everyone else.

NvisiLink

<u>The Solution Section Video</u>

Wi-Fi and other communication networks, like satellite and cellular networks, have transformed the world... but as they've become more popular, they've also become more crowded with devices – all of them attempting to transmit and receive at once. These busy communication networks suffer from high interference and slowdowns, which leads to network congestion that worsens over time as devices queue and re-queue, fighting for their turn to get through.

There is, however, a way around this problem... a leading edge technology that leverages low power transmissions to get around congestion. Using our patented process, these transmissions are nearly invisible to the main network traffic. Instead, using their own separate, highly secure tunneled channels to receive.

That's why we called the technology "Nvisilikn."

Nvisilikn allows devices to make use of these less crowded, tunneled communications channels to evade detection and ensure reliable, almost always available connectivity. Leveraging this functionality, networks can support far more users and devices in areas of dense activity, leading up to 10X more connected devices across any type of network.

The applications are endless – consumer and commercial internet of things, secure military communications, industrial environments with thousands of sensors, global asset tracking, autonomous cars, aerospace and drones, smart transportation, and so much more.

Nvisilikn is here to revolutionize communications and ensure that, when you need to get through, you will. There's always a secure and reliable road to your data destination.

To find out what Nvisilink can do for you, contact us today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:16 AM 07/24/2018
FILED 11:16 AM 07/24/2018
SR 20185808003 - File Number 6987242

CERTIFICATE OF INCORPORATION
OF
ESPRE TECHNOLOGIES, INC.

FIRST: The name of the Corporation is **Espre Technologies, Inc.** (the "Corporation").

SECOND: The address of its registered office in the State of Delaware is 1675 S. State Street, Suite B, Dover, Delaware 19901, Kent County. Its registered agent at such address is Capitol Services, Inc.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

FOURTH: The total number of shares of all classes of stock, which the corporation shall have authority to issue, is 50,000,000 shares, consisting of 25,000,000 shares of Common Stock at $0.0001 par value each ("Common Stock"), 10,000,000 shares of Class B Non-Voting Common Stock ("Class B Common Stock") at $0.0001 par value each, and 15,000,000 shares of initially undesignated Preferred Stock ("Blank Check Preferred Stock") at $0.0001 par value each.

A. Statement of Rights and Preferences for Blank Check Preferred Shares

The Blank Check Preferred Stock may be issued from time to time in one or more series. The Board of Directors is expressly authorized to provide for the issue of all or any shares of the Blank Check Preferred Stock in one or more series, and to determine or alter for each such series, the voting powers, full or limited, or no voting powers, and the designations, preferences, and relative, participating, optional or other rights and such qualifications, limitations or restrictions granted to and imposed upon such series, and to fix the number of shares of such series, all as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such shares and as may be permitted by the Delaware General Corporation Law. The Board of Directors, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, is expressly authorized to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series. In case the number of shares of any such series shall be so decreased, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolutions originally fixing the number of shares of such series.

B. Statement of Rights and Preferences of Common Stock and Class B Common Stock.

(i) General Rights. Common Stock and Class B Common Stock shall have the same powers, preferences and rights except as limited in this ARTICLE FOURTH.

(ii) Voting Rights. The holders of Common Stock shall have full voting rights at any annual or special meeting of the stockholders and as provided in the Delaware General

Corporation Law to act by written consent without a meeting. The holders of shares of Class B Common Stock shall have no power to vote at any annual or special meeting of the stockholders or to act by consent without a meeting, except as required by the Delaware General Corporation Law.

(iii) No Conversion. Shares of Common Stock may not be converted into shares of Class B Common Stock and shares of Class B Common Stock may not be converted into shares of Common Stock.

FIFTH: The name of the incorporator is John D. Terry, and his mailing address is 6904 Alpine Drive, Annandale, VA 22203.

SIXTH: In furtherance and not in limitation of the powers conferred on it by the laws of the State of Delaware, the Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation.

SEVENTH: Election of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: No director of the Corporation shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director of the Corporation; provided, however, that the foregoing is not intended to eliminate or limit the liability of a director of the Corporation for (i) any breach of a director's duty of loyalty to the Corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) a violation of Section 174 of the Delaware General Corporation Law, or (iv) any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article EIGHTH shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

NINTH: The Corporation shall, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, as such Section 145 may be amended and supplemented from time to time, indemnify any director or officer of the Corporation (and any director, trustee or officer of any corporation, business trust or other entity to whose business the Corporation shall have succeeded) which it shall have power to indemnify under that Section against any expenses, liabilities or other matter referred to in or covered by that Section. The indemnification provided for in this Article NINTH (a) shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement or vote of stockholders or disinterested directors or otherwise, both as to action in their official capacities and as to action in another capacity while holding such office, (b) shall continue as to a person who has ceased to be a director or officer, and (c) shall inure to the benefit of the heirs, executors and administrators of such a person. To assure indemnification under this Article of all such persons who are determined by the Corporation or otherwise to be or to have been "Fiduciaries" of any employee benefit plan of the Corporation which may exist from time to time and which is governed by the Act of Congress entitled "Employee Retirement Income Security Act of 1974," as amended from time to time, such Section 145 shall, for

the purposes of this Article, be interpreted as follows: an "other enterprise" shall be deemed to include such an employee benefit plan; the Corporation shall be deemed to have requested a person to serve an employee benefit plan where the performance by such person of his duties to the Corporation also imposes duties on, or otherwise involves services by, such person to the plan or participants or beneficiaries of the plan; excise taxes assessed on a person with respect to an employee benefit plan pursuant to such Act of Congress shall be deemed "fines;" and action taken or omitted by a person with respect to an employee benefit plan in the performance of such person's duties for a purpose reasonably believed by such person to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the Corporation.

TENTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by the laws of the State of Delaware, and all rights herein conferred are granted subject to this reserved power.

ELEVENTH: Meetings of stockholders may be held within or without the State of Delaware as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the Delaware General Corporation Law) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

[Signature on Following Page]

IN WITNESS WHEREOF, I have hereunto set my hand this _18 day of _July, 2018 and affirm the statements contained therein as true under penalties of perjury.

DocuSigned by:
John Terry
48C522BB458F419...

John D. Terry, Incorporator

EXHIBIT G TO FORM C

[See attached]

TTW LIVE on 5/5/2021

Espre Technologies, Inc. is currently in the **Test the Waters Phase** for **Title III** Investments.

Espre Technologies, Inc.

NvisiLink-Reimagined Wireless Security for the Age of Everything


Reserve Now

Website | Tysons, VA | TECHNOLOGY

Terms

Equity Offering Type	**$32.1M** Valuation
$1.50 Price per Share	**$300.00** Min. Reservation
Common Shares Offered	**TTW** Offering

RESERVE NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF Test the Waters offering is made available through StartEngine Capital, LLC

Espre Technologies' NvisiLink IoT platform addresses the ever-growing gap between wirelessly connecting and data protection. The NvisiLink family of chipsets and sensors by Espre Technology offer physical over digital (multiple) security layers, massive connected and throughput capacity, state of the art data integrity and reliability, and scalability of connected devices and data. As our hyper-connected 5G and Internet of Things (IoT) world evolves, Espre Technology stands at the computing edge architecting the building blocks of tomorrow's technology. The culmination of 5+ years of research and development, NvisiLink tech is protected by 20+ domestic and international patents and has benefitted from forward thinking investors in the US Department of Defense as well as private investors.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

TTW Reserve shares early & Get exclusive perks RESERVE NOW

Reasons to Invest

1. Public and private support: Millions of dollars in U.S. government funding, investments, and grants were instrumental in beta versions of the NvisiLink FPGA (Field Programmable Gate Array) platform and associated sensors. The company has a strong ecosystem of partners in Silicon Valley, and resides within the Silicon Catalyst family of investments and

2. The management team and advisory board supporting Espre is comprised of seasoned professionals and silicon/microchip experts who have made significant contributions both to wireless standards and the communications space as a whole. Collectively, the team holds a combined 100+ publications and 125+ patents across wireless communications, networking, and microchip design.

Rewards

Get rewarded for investing more into Espre Technologies, Inc.:

$300+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$300+
Investment
TTW Reservation Perk
Invest during the Test The Waters offering and receive 15% Bonus Shares. The reservation perks are in addition to company-

3 Espre Technology is currently in the prototype phase and is designing chips that will help drive the $12.5 billion Internet of Things market, a market with an astonishing forecast CAGR of 23.9%, reaching $36.6 billion by 2025.


NvisiLink®

Reserve Shares

In the Press

SILICON CATALYST

SILICON CATALYST

SHOW MORE

Meet Our Team



John Terry, PhD

CEO and Chairman of the Board

Dr. Terry is a highly sought-after expert on wireless networks, protocols, and innovation. He holds 31 domestic and 20 international patents, with 20 pending international patents. He is the former CTO and co-founder of PlusN, a leading solution provider for Smart Carrier Aggregation for 4G and 5G networks. Dr. Terry has over 30 years of experience in collaborating with multiple market players, including Nokia, AT&T, Verizon, Raytheon, and Halliburton.

In 2007, Dr. Terry was inducted into HistoryMakers for his

lifetime achievements in the science and technology category. His video interview is stored in the US Library of Congress HistoryMakers exhibit. He holds a PhD in Electrical Engineering from the Georgia Institute of Technology.

For the Company, Dr. Terry supervises the managerial staff, prepares work schedules, and assigns specific duties.



Cormac Conrod, PhD

Board Advisor

Dr. Conroy is a Co-Founder of Silicon Valley startup Berkana Wireless. He was responsible for P&Ls accountability for large business at Qualcomm and Intel. He has extensive experience with both fabless and non-fabless business models and very familiar with operating in international context.



Erik Vaderson

Acting CFO / VP Business Development

Mr. Vadersen is the founder and Managing Director of International Rail, Inc, & Baja Technology, LLC. He has successfully raised more than $10M for seed ventures and has worked with notables such as Carlyle, Reservoir, Polaris, and various private investors. He began his career with Zurich Financial, and has consulted with Gulfstream Aerospace, Hawker-Beechcraft, and NetJets, as well as private aircraft and vessel fleet owners.

He currently provides financial and operational guidance to early-stage companies and develops mobile applications in the social, healthcare and defense space. Mr. Vadersen holds an MBA from Wake Forest University.



Peter Rodriguez

Board Advisor

Pete has 35 years of experience in the Semiconductory Industry. He is presently the CEO of Silicon Catalyst. A former successful entrepreneur holding positions of CEO of Exar and VP&GMInterface and Power ox NXP Semiconductors.



Steven Lamont

Board Advisor

Steven Lamont is a Board member at Sand Hill Angels. He is a strategy and marketing professional, with a track record of success leading growth intiatives, esprecially in the communications and high technology arenas



Chao-Hwa Chen, PhD

Sr. Algorithm Communication Engineer

Dr. Chen has 30 years experience in signal processing and communication design. He is an experienced algorithm developer in the commercial Public Safety radio system space.



Tony Reid, PhD

Acting CTO

Dr. Reid is a former Engineering Fellow of Raytheon and Principle Scientist of Nokia Research Center. His expertise spans image processing, signal processing, and wireless communications systems. Dr. Reid hold over 40+ patents worldwide.

Offering Summary

Company	: Espre Technologies, Inc.
Corporate Address	: 1775 Tysons Blvd, Tysons, VA 22102
Offering Minimum	: $9,999.00
Offering Maximum	: $1,069,999.50
Minimum Investment Amount (per investor)	: $300.00

Terms

Offering Type	: Equity
Security Name	: Class B non-voting
Minimum Number of Shares Offered	: 6,666
Maximum Number of Shares Offered	: 713,333

Price per Share : $1.50

Pre-Money Valuation : $32,055,000.00

**Maximum Number of Shares offered subject to adjustment for bonus shares. See Bonus info below.*

Any bonus shares received by an investor as a result of making a reservation in this Testing the Waters campaign and subsequently investing in an offering by the Company will be in addition to any bonus shares offered during the Company's live offering. For example, if we offer 10% bonus shares for making a reservation in this Testing the Waters ("TTW") campaign, and then an investor completes an investment in our live offering, and the live offering has an additional 10% bonus you are eligible for, you will receive both bonuses combined as a percentage of your original investment amount. If you purchase 100 shares, you will receive 120 shares total in the live offering (100 (original investment) + 10 (10% bonus shares from your TTW reservation) + 10 (10% bonus shares from the live offering perk).

During the live offering, you will only receive the highest level bonus share perk you are eligible for.

Investment Incentives

TTW Reservation Perk*

Invest during the Test The Waters offering and receive 15% Bonus Shares. The reservation perks are in addition to company-specific perks while the campaign is live.

Note these perks do stack with the other live offering perks.

Live Offering Perks*

Time Based

Friends and Family Early Birds

Invest within the first 48 hours and receive 15% Bonus shares

Super Early Bird Bonus

Invest within the first week and receive 10% Bonus shares

Early Bird Bonus

Invest within the first two weeks and receive 5% Bonus share

Amount-Based

$1,000+

Logo branded T-shirt + 5% bonus shares

$2,500+

Logo branded T-shirt + 10% bonus shares

$5,000+

Logo branded T-shirt + 15% bonus shares

$10,000+

Receive a prototype product (e.g. electronic backpack with fabric antennas, $1000 value)

**All perks occur when the offering is complete.*

The 10% StartEngine Owners' Bonus

Espre Technologies, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $1.50 / share, you will receive and own 110 shares for $150. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Inter company debt or back payments. Any expense labeled "Travel and Entertainment".

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Start Investing | Edit My Campaign | Trade NEW | Blog | Asha K.

TTW TAKEN DOWN on 6/21/2021 9:39am

Espre Technologies, Inc. is currently in the **Test the Waters Phase** for **Title III** investments.

Espre Technologies, Inc.

NvisLink-Reimagined Wireless Security for the Age of Everything


Reserve Now

Website | Tysons, VA | TECHNOLOGY

Terms

Equity Offering Type	**$32.1M** Valuation
$1.50 Price per Share	**$300.00** Min. Reservation
Common Shares Offered	**TTW** Offering

RESERVE NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF Test the Waters offering is made available through StartEngine Capital, LLC.

Espre Technologies' NvisiLink IoT platform addresses the ever-growing gap between wirelessly connecting and data protection. The NvisiLink family of chipsets and sensors by Espre Technology offer physical over digital (multiple) security layers, massive connected and throughput capacity, state of the art data integrity and reliability, and scalability of connected devices and data. As our hyper-connected 5G and Internet of Things (IoT) world evolves, Espre Technology stands at the computing edge architecting the building blocks of tomorrow's technology. The culmination of 5+ years of research and development, NvisiLink tech is protected by 20+ domestic and international patents and has benefitted from forward thinking investors in the US Department of Defense as well as private investors.

Overview | Team | Terms | Updates | Comments | Following

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO
OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

TTW Reserve shares early & Get exclusive perks RESERVE NOW

Reasons to Invest

1 Public and private support: Millions of dollars in U.S. government funding, investments, and grants were instrumental in beta versions of the NvisiLink FPGA (Field Programmable Gate Array) platform and associated sensors. The company has a strong ecosystem of partners in Silicon Valley, and resides within the Silicon Catalyst family of investments and corporate innovators in silicon.

Rewards

Get rewarded for investing more into Espre Technologies, Inc.:

Rewards

Get rewarded for investing more into Espre Technologies, Inc.:

$300+
Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$300+
Investment

TTW Reservation Perk

Invest during the Test The Waters offering and receive 15% Bonus Shares. The reservation perks are in addition to company-specific perks while the campaign is live.

2 professionals and silicon/microchip experts who have made significant contributions both to wireless standards and the communications space as a whole. Collectively, the team holds a combined 100+ publications and 125+ patents across wireless communications, networking, and microchip design.

3 Espre Technology is currently in the prototype phase and is designing chips that will help drive the $12.5 billion Internet of Things market, a market with an astonishing forecast CAGR of 23.9%, reaching $36.6 billion by 2025.


NvisiLink®

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In the Press

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Meet Our Team



John Terry, PhD

CEO, President, Secretary, and Chairman

Dr. Terry is a highly sought-after expert on wireless networks, protocols, and innovation. He holds 31 domestic and 20 international patents, with 20 pending international patents. He is the former CTO and co-founder of PlusN, a leading solution provider for Smart Carrier Aggregation for 4G and 5G networks. Dr. Terry has over 30 years of experience in collaborating with multiple market players, including Nokia, AT&T, Verizon, Raytheon, and Halliburton.

In 2007, Dr. Terry was inducted into HistoryMakers for his lifetime achievements in the science and technology category. His video interview is stored in the US Library of Congress HistoryMakers exhibit. He holds a PhD in Electrical Engineering from the Georgia Institute of Technology.

For the Company, Dr. Terry supervises the managerial staff, prepares work schedules, and assigns specific duties.



Cormac Conrod, PhD

Board Advisor

Dr. Conroy is a Co-Founder of Silicon Valley startup Berkana Wireless. He was responsible for P&La accountability for large business at Qualcomm and Intel. He has extensive experience with both fabless and non-fabless business models and very familiar with operating in international context.



Erik Vaderson

CFO / VP Business Development

Mr. Vadersen is the founder and Managing Director of International Rail, Inc, & Baja Technology, LLC. He has successfully raised more than $10M for seed ventures and has worked with notables such as Carlyle, Reservoir, Polaris, and various private investors. He began his career with Zurich Financial, and has consulted with Gulfstream Aerospace, Hawker-Beechcraft, and NetJets, as well as private aircraft and vessel fleet owners.

He currently provides financial and operational guidance to early-stage companies and develops mobile applications in the social, healthcare and defense space. Mr. Vadersen holds an MBA from Wake Forest University.

Mr. Vadersen's primarily occupation is working for Baja Technology, LLC. He serves part-time for Espre Technologies, Inc., working 20 hours per week.



Peter Rodriguez

Board Advisor

Pete has 35 years of experience in the Semiconductory industry. He is presently the CEO of Silicon Catalyst. A former successful entrepreneur holding positions of CEO of Exar and VP&GMInterface and Power ax NXP Semiconductors.



Steven Lamont

Board Advisor

Steven Lamont is a Board member at Sand Hill Angels. He is a strategy and marketing professional, with a track record of success leading growth initatives, esprecially in the communications and high technology arenas



Chao-Hwa Chen, PhD

Sr. Algorithm Communication Engineer

Dr. Chen has 30 years experience in signal processing and communication design. He is an experienced algorithm developer in the commercial Public Safety radio system space.



Tony Reid, PhD

Chief Technologist

Dr. Reid is a former Engineering Fellow of Raytheon and Principle Scientist of Nokia Reseach Center. His expertise spans image processing, signal processing, and wireless communications systems. Dr. Reid hold over 40+ patents worldwide.

Offering Summary

Company :	Espre Technologies, Inc.
Corporate Address :	1775 Tysons Blvd, Tysons, VA 22102
Offering Minimum :	$9,999.00
Offering Maximum :	$1,069,999.50

Minimum Investment Amount (per investor)	$300.00

Terms

Offering Type	Equity
Security Name	Class B non-voting
Minimum Number of Shares Offered	6,666
Maximum Number of Shares Offered	713,333
Price per Share	$1.50
Pre-Money Valuation	$32,055,000.00

**Maximum Number of Shares offered subject to adjustment for bonus shares. See Bonus Info below.*

Any bonus shares received by an investor as a result of making a reservation in this Testing the Waters campaign and subsequently investing in an offering by the Company will be in addition to any bonus shares offered during the Company's live offering. For example, if we offer 10% bonus shares for making a reservation in this Testing the Waters ("TTW") campaign, and then an investor completes an investment in our live offering, and the live offering has an additional 10% bonus you are eligible for, you will receive both bonuses combined as a percentage of your original investment amount. If you purchase 100 shares, you will receive 120 shares total in the live offering (100 (original investment) + 10 (10% bonus shares from your TTW reservation) + 10 (10% bonus shares from the live offering perk).

During the live offering, you will only receive the highest level bonus share perk you are eligible for.

Investment Incentives

TTW Reservation Perk*

Invest during the Test The Waters offering and receive 15% Bonus Shares. The reservation perks are in addition to company-specific perks while the campaign is live.

Note these perks do stack with the other live offering perks.

Live Offering Perks*

Time Based

Friends and Family Early Birds

Invest within the first 48 hours and receive 15% Bonus shares

Super Early Bird Bonus

Invest within the first week and receive 10% Bonus shares

Early Bird Bonus

Invest within the first two weeks and receive 5% Bonus share

Amount-Based

$1,000+

Logo branded T-shirt + 5% bonus shares

$2,500+

Logo branded T-shirt + 10% bonus shares

$5,000+

Logo branded T-shirt + 15% bonus shares

$10,000+

Receive a prototype product (e.g. electronic backpack with fabric antennas, $1000 value)

**All perks occur when the offering is complete.*

The 10% StartEngine Owners' Bonus

Espre Technologies, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $1.50 / share, you will receive and own 110 shares for $150. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Inter company debt or back payments. Any expense labeled "Travel and Entertainment".

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Espre Technologies, Inc. to get notified of future updates!

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Troy Withers SE OWNER 21 INVESTMENTS a month ago

I'm unable to pull the Form C filing. Can the link be fixed to the SEC page?

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Paul Cordell a month ago

I have looked into this technology, it seems very similar to a few I saw on Nasdaq. That rely on Satellites placed in Orbit. LEO to be more accurate, but correct me if I am wrong. I also saw that getting these in orbit will take NASA approval, and could conflict with current operating companies. Do to LEO being the only areas with space, they are also cheaper to place in orbit. However the require constant adjustments to stay up there. HEO, is expensive but doesn't require constant adjustments or as much as LEO. There have been three NASDAQs that have so far failed to make this leap. I am not insulting the idea or efforts. I am just very curious how ESPRE can accomplish affordable what others have failed in the last year to accomplish. In your videos the only Military call pick up that I know about is Satellite and Microwave. Satellite cell service, is and amazing idea. But with all the space junk we have already, constant adjustments as many as 10K a day in LEO, an NASA approval. I wonder if it can get to the finish line. If this is not as I mention please let me know. But the only solution I know of mentioned in your video is Satellites and cost would place them in LEO. Thank You

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Kyle Sperber SE OWNER 35 INVESTMENTS a month ago

Somewhat related to Steve's question. How do you plan on getting these chips into every device... or is that even necessary? Is the plan to license this technology to other chip makers or scale to where these chips are the only chips being used (seems like a much more difficult route)?

What are the current issued and pending patents surrounding this proprietary technology?

Since you noted it is currently under development, when are more advanced prototypes expected? When are you expected to actually enter into production and penetrate the market? Does the current chip shortage change this outlook due to supply chain concerns and metal shortages? Is this a solution that is a year away or closer to 5+ years? Thanks in advance for the questions!

0 View 1 reply Reply

Steve Monteith 11 INVESTMENTS 2 months ago

A couple of questions...

1 - Do you have to have NvisLink on both ends of the data transmission.

2 - How seamless will be the use of NvisLink by users on say their mobile phone or computer? How does

NvisLink get activated and potentially stay active?

0 View 1 reply Reply


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President/CEO at Terry Consultants, Inc
Worked at Nokia
Worked at Texas Instruments
Worked at NASA - National Aeronautics and Space Administration
Studied Electrical engineering at Georgia Tech
Studied Electrical engineering at Cleveland State University
Studied Electrical engineering at Old Dominion University
Went to Lake Taylor High
Lives in Washington D.C.
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John Terry is with Tonja Terry and 5 others.
May 7
For more than 6 years, I've been pursuing a dream to bring my high tech products that I have designed for my OWN company to the market. I am excited to announce the start of the process on the StartEngine Crowd Funding Platform. Please take a look at how we plan to change the world, if given a chance.
When we say "change the world", we really mean the whole globe. Not convinced?! Here are the countries where we have "active" patents to sell in their markets: US, Mexico, Colombia, Canada, Korea, Japan, China, Belgium, Switzerland, Germany, Denmark, Spain, Finland, France, UK, Greece, Ireland, Italy, Monaco, Portugal, Sweden, New Zealand, Dominican Republic, Australia and counting ...
Update: Reserve your spot now to take advantage of bonus offers for this opportunity at www.startengine.com/espre before we fully launch. I have created additional bonuses for Friend and Family after launch. Here is a chance to double up on the bonuses by signing up early.